Filed Pursuant to Rule 433

Registration No. 333-222629

FINAL TERM SHEET

U.S.$815,000,000 7.875% Notes due 2045

(the “Notes”)

September 11, 2019

Issuer:	Government of Jamaica

Format:	SEC Registered (333-222629) and Regulation S

Currency:	U.S. Dollars

Principal Amount:	U.S.$815,000,000

The Notes are a further issuance of the Government of Jamaica’s 7.875% Notes due 2045 and will be consolidated with and will form a single series with the U.S.$650,000,000 and U.S.$364,000,000 principal amount of such notes that were originally issued on July 28, 2015 and August 18, 2017, respectively. As of the date hereof, the outstanding principal amount of the Existing notes is U.S.$1,000,000,000, which reflects the previous repurchase and cancellation by Jamaica of U.S.$14,000,000 of originally issued notes. As of the settlement date, the total outstanding principal amount of the Existing notes and the Notes will be U.S.$1,815,000,000.

Final Maturity Date:	July 28, 2045

Principal Payment Dates:	Principal payment for the Notes will be made on July 28, 2045.

Optional Redemption:	None

Coupon Rate:	7.875%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	January 28 and July 28, commencing on January 28, 2020

Issue Price:	127.612%, plus accrued interest, from July 28, 2019 to, but excluding, the Settlement Date, in the amount of U.S.$8,557,500.00 (assuming a Settlement Date of September 16, 2019).

Net Proceeds (before expenses):	U.S.$1,038,521,900.00 (excluding accrued interest)

Yield:	5.800%

Pricing Date:	September 11, 2019

Settlement Date:

September 16, 2019 (T+3)

Delivery of the Notes is expected on or about September 16, 2019, which will be the third business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the pricing date should consult their own advisor.

Clearing:	DTC, Euroclear and Clearstream

Use of Proceeds:	The net proceeds to the Government of Jamaica from the sale of the Notes will be approximately U.S.$1,038,221,900.00, after the deduction of the underwriting discount and Jamaica’s share of the expenses in connection with the sale of the Notes, which are estimated to be approximately U.S.$300,000.00. The Government of Jamaica intends to use approximately U.S.$890,000,000.00 of the net proceeds of the sale of the Notes offered hereby to fund the payment for any notes accepted in the tender offer made pursuant to its Invitation for Offers to Tender for Cash its 11.625% Notes due 2022, 9.250% Notes due 2025, 7.625% Notes due 2025 and 6.750% Notes due 2028 (collectively, the “Invitation Notes”), and to use the remaining proceeds for general budgetary purposes.

Governing Law:	State of New York

Listing:	Application has been made to list the Notes on the Luxembourg Euro MTF.

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Joint Lead Managers and Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc.

Security Identifiers:	CUSIP: 470160 CB6 / ISIN: US470160CB63

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/53078/000119312519242576/d782928d424b3.htm

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or the Underwriters will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 or Citigroup Global Markets Inc. toll free at 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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